SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2664

E-MAIL ADDRESS
TCRIDER@STBLAW.COM

RECEIVED
2007 JUL 30 A 11:41

VIA FEDEX

July 27, 2007

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

07025581

Re: Inversiones Aguas Metropolitanas S.A. (82-35046) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

SUPPL

Dear Mr. Staffen,

On behalf of our client, Inversiones Aguas Metropolitanas S.A. (the "Company"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of letter to the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or SVS), dated June 28, 2007, reporting as a material event (*hecho esencial)* the decision adopted by the Board of Directors of the Company in order to set the date for the payment of a capital reduction of the Company;

2. English translation of letter to the SVS, dated June 28, 2007, attaching form No.2 of the Circular 660 of the SVS, related to the capital reduction of the Company;

3. English translation of form No.2 of the Circular 660 of the SVS, referred in the previous number 2.;

4. English translation of letter to the SVS, dated July 3, 2007, relating to the amount of the Company's ADSs held by U.S. holders as of June 30, 2007.

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

7/31

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-2664) if you have any questions or require any further information.

Sincerely,

S. Todd Crider

Enclosures

cc: Deneb Schiele

File No. 82-35046

IAM

RECEIVED
2007 JUL 30 A 11:42

Mr Guillermo Larraín Ríos
Superintendent of Securities and Insurance
<u>Santiago</u>

**<u>Ref</u>: Material information**

**Securities Register No.912**

Dear Sir,

(Santiago – Chile, June 28, 2007). Inversiones Aguas Metropolitanas S.A. ("IAM") announced that, in a meeting held yesterday, the Company's Board of Directors set Wednesday, July 25, 2007 as the payment day for a capital reduction of CLP$ 19.5128 per share (CLP$ 390.256 per ADS), totalling CLP$ 19,512,800,000.

Yours sincerely,

**Marta Colet Gonzalo**
Chief Executive Officer

C.C.: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Feller – Rate, Clasificadora de Riesgo Ltda.
Humphreys Ltda., Clasificadora de Riesgo.
The Bank of New York
Banco Santander-Chile

File No. 82-35046

IAM

Santiago, July 3, 2007

Mr Guillermo Larraín Ríos
Superintendent of Securities and Insurance
**Santiago**

**Ref.: Circular 1375.**

Dear Sir,

In accordance with Section II.1, letters l) and m), of Circular 1375 of the Superintendency, I inform you of the following:

As of June 30, 2007, Inversiones Aguas Metropolitanas S.A. has (i) for the ADR 144-A program, one (1) registered holder which is CEDEFAST – DTC ("Caja de Valores") with 5,155,559 ADRs, and (ii) for the ADR Reg S program, one (1) registered holder which is CEDEFAST – DTC, with 7,214,113 ADRs. The above appears in a report sent by The Bank of New York (the depositary bank).

Yours sincerely,

Marta Colet Gonzalo
Inversiones Aguas Metropolitanas S.A.

C.C.: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Feller – Rate, Clasificadora de Riesgo Ltda.
Humphreys Ltda., Clasificadora de Riesgo.
Banco Santander Chile (Banco Custodio)

(sent to SVS on 28-06-2007)

INTERNAL USE : SVS RECEPTION OFFICE.

..............................................................

# FORM N° .2
# CAPITAL DISTRIBUTION

0.01 Original information **YES** (YES/NO)   0.02 Date sent **28/06/2007** (D/M/Y)

## 1. IDENTIFICATION OF THE COMPANY AND MOVEMENT

1.01 Tax No. : **77.274.820-5**   1.02 Date of sending Original form **27/04/2007** (D/M/Y)

1.03 Name of company **INVERSIONES AGUAS METROPOLITANAS S.A.**

1.04 Securities Register No. : **0912**   1.05 Series affected : **SOLE**

1.06 Exchange code : **IAM**   1.07 Movement : **6**

## 2. DISTRIBUTION RESOLUTION AND AMOUNT

2.01 Resolution date : **24/04/2007** (D/M/Y)

2.02 Origin of resolution : **2** (1: Ordinary shareholders meeting; 2: Extraordinary shareholders meeting; 3: Board meeting; 4 Liquidator).

2.03 Amount distribution : Ch$ **19,512,800,000.** 2.04 Currency : Ch$ **PESOS**

## 3. SHARES AND VOTING SHAREHOLDERS

3.01 Number of shares : **1,000,000,000** 3.02 Limit date : **19/07/2007** (D/M/Y)

## 4. NATURE OF DISTRIBUTION

4.03 Form of payment : **1** (1: In cash; 2: Optional in accordance with clause 94.1 Corpns. regulations; 3: Optional in accordance with clause 94.2 Corpns. Regs.; 4: Payable specially).

(sent to SVS on 28-06-2007)

## 5. PAYMENT OF DISTRIBUTION IN CASH (whether in money or option to receive money)

| | | | |
|---|---|---|---|
| 5.01 Payment in cash : **Ch$ 19.5128** /share | | 5.02 Currency : **PESOS** | |
| 5.03 Payment date : **25/07/2007** (D/M/Y) | | | |

## 6. PAYMENT OF OPTIONAL DISTRIBUTION

6.01 Option start date : ------0......... (D/M/Y)

6.02 Option closing date : -----0......... (D/M/Y)

6.03 Date delivery certificates : ------0......... (D/M/Y)

## 7. COMMENTS

The extraordinary shareholders meeting of April 24, 2007 resolved to:

a. Reduce the capital by Ch$19,512,800,000, thus leaving the capital reduced to Ch$442,313,832,520 divided into the same number of paid shares as currently exist, i.e.1,000,000,000 nominative share of no par value, all of the same series.

b. Maintain the existing sole series of shares.

c. Distribute to shareholders pro rata to their shareholdings the sum of Ch$19,512,800,000 against the proposed capital reduction, being the payment of Ch$19.5128 pesos per share.

On a meeting held on June 27, 2007 the Company's Board of Directors unanimously decided to set Wednesday, July 25, 2007 as the payment day for the capital reduction.

The methods of payment of this capital reduction submitted to the vote of the shareholders are the following:

1. Payment by bank deposit (in checking accounts, savings and/or sight accounts of the shareholder), for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the bank checking accounts indicated by the shareholder be rejected by the corresponding bank, the dividend will be paid according to the method in 3. below.

2. Payment by nominative check or bankers draft sent by registered mail to the address of the shareholder appearing in the shareholders register, for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the checks or bankers drafts be returned by the post office to DCV Registros S.A., these shall remain in its custody until withdrawn or requested by the shareholder..

3. Payment by check or bankers draft which may be collected at the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A., or at the bank and its branches determined for this purpose. The above will be advised in a notice published concerning the payment of dividends.

Those shareholders appearing in the shareholders register of the company on the fifth business day prior to the date of payment set by the board of the company shall have the tight to receive the capital distribution approved.

**Declaration** : " The information container in this form is the faithful of the facts, for which I assume the corresponding legal responsibility".

NAME AND SIGNATURES OF LEGAL REPRESENTATIVE

END

***Marta Colet Gonzalo***

**Chief Executive Officer**